BERKLEY RESOURCES INC.

REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

FORM 51-101 F3

EFFECTIVE DECEMBER 31, 2006

PREPARED APRIL 27, 2007

Filed April 30, 2007

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Report of Management and Directors
on Reserves Data and Other Information

Management of Berkley Resources Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)    (i)    proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii)    the related estimated future net revenue; and

(b)    (i)    proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)    the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Company has:

(a)    reviewed the Company’s procedures for providing information to theindependent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

“Matt Wayrynen”

Matt L. Wayrynen
Executive Chairman, Chief Executive Officer and Director

“Lindsay Gorrill”

Lindsay E. Gorrill,
President, Chief Operating Officer and Director

“James E. O’Byrne”

James E. O’Byrne
Manager, Oil and Gas Operations and Director

“Lloyd Andrews”

Lloyd J. Andrews, Chairman and Director

“Louis Wolfin”

Louis Wolfin, Director

“Ronald Andrews”

Ronald Andrews, Director

“David Wolfin”

David Wolfin, VP Finance and Director

“Phillip Piffer”

Phillip Piffer, Director

“Tyrone Docherty”

Tyrone Docherty, Director

April 27, 2007